Exhibit 99.3

Driving performance and sustainable delivery PERFORMANCE OVERVIEW KEY MESSAGES Resetting Sasol to create sustainable value in the long term sheet Actively managing available liquidity and funding arrangements Expanding and accelerating our asset disposal programme Dividend remains suspended to protect the balance sheet Sasol has been severely impacted by the economic consequences of the COVID-19 pandemic and lower oil and chemical prices, with a decline in both our sales volumes and margins. Given the impact, we are safeguarding our liquidity headroom and protecting Sasol’s balance sheet by focusing on our comprehensive response strategy. Dear stakeholder Overview In 2020, we exceeded our cash conservation target of US$1 billion, largely through capital and working capital optimisation and cost savings measures, consisting of mainly human capital levers. This is testament to the resilience and commitment of ‘Team Sasol‘ who worked tirelessly to deliver on this strong performance. In addition, we expanded and accelerated our asset divestment programme and realised R4,3 billion in disposal proceeds by 30 June 2020. We have committed plans to conserve a further US$1 billion in cash in 2021. The global chemicals industry was heavily impacted by adverse macroeconomic developments: the US-China trade dispute, the oil price crash and the unfolding COVID-19 pandemic, leading to unprecedented economic disruptions and extreme price and demand volatility across most of our markets and product portfolios. In commodity chemicals, prices diluted further due to increased global capacities, particularly for polymers. Against this challenging backdrop, our Chemicals Business delivered a solid performance, benefitting from its diverse global portfolio and value-chain integration. During 2020, the rand/US dollar exchange rate averaged R15,69 compared to R14,20 in the prior year. The weaker average rand/US dollar exchange rate significantly benefitted on the results of our Chemicals business, which is more exposed to foreign currency sales and capital expenditure. In 2020, oil prices averaged at US$51/bbl, with a high of US$70/bbl in January 2020 and a low of US$13/bbl in April 2020. The oil price collapse significantly impacted on our margins and we expect that oil prices will remain low for the next 12 to 18 months as the impact of COVID-19 becomes better understood. Oil markets remain exposed to shifts in geopolitical risks as well as supply and demand movements. Within this context, our foundation businesses delivered resilient results with a strong volume, cash fixed cost and working capital performance. As our Energy Business felt the effects of the supply and demand shocks that led to lower crude oil prices and product differentials, our Chemical businesses maintained robust results on some products, ensuring a level of resilience in our cash flows. As Sasol’s balance sheet reached peak gearing of 114,5% at 30 June 2020, we implemented several focused management actions as part of our comprehensive response plan to improve our liquidity position. We had to make decisions to protect and strengthen the balance sheet, some of which negatively impacted on employee morale, growth and investor perceptions. Through this difficult period, we continued to manage the balance sheet and position the Company to create a more sustainable capital structure going forward through Future Sasol.

Key drivers impacting our results

Sasol's integrated risk management process enabled us to monitor and respond to the volatile macroeconomic environment. We continued to closely monitor the progress of our strategic objectives by considering and planning for various likely financial scenarios in determining whether the risk is within the limits of our risk tolerance and risk appetite as well as testing the robustness of our mitigation actions. In order to assess the impact of the operating environment on our business, it is important to understand those factors that affect the delivery of our results.

Risk	Impact on value creation	Response
Credit market risk and liquidity	Our current leverage impacts the liquidity available to us and our cost of obtaining funding.	• Funding requirements are continuously monitored and regular engagements with lenders are held to ensure that we maintain appropriate levels of liquidity. • Our comprehensive response plan to strengthen our liquidity.
Volatile markets and exchange rates	We are significantly impacted by the rand/US dollar exchange rate, with our product prices based largely on global prices quoted in US dollars and a large portion of our capital investments being in US dollars.	• We use forward exchange contracts to hedge foreign currency-denominated transactions. • We further entered into zero-cost collars for US$5,4 billion for 2021, to cover 62% of our exposure. This hedging strategy enables us to better predict cash flows.
Crude oil	Our Energy business is exposed to the selling price of fuel that is significantly influenced by the crude oil price.	• We use crude oil futures to protect against adverse effects of short-term oil price volatility. • To date we have entered into hedges against the downside risk in the crude oil price. Oil hedges, targeting 80% of Synfuels' annual fuel production, are currently in progress.
Chemical prices	Our chemical products follow a typical demand cycle. Higher demand results in higher margins introducing new production capacity, at which point margins decrease. Over the longer term, most commodity chemical prices tend to track crude oil prices.	• To ensure resilience throughout industry cycles and oil price volatility, we strive to have a diverse portfolio of assets and, wherever possible, to invest in the value chain from raw materials to final products, expanding our footprint in differentiated markets.
Gas prices	Natural gas is a key feedstock in certain of our South African businesses. A higher gas price would reduce our profitability.	• In times of lower demand for gas, we utilise the gas available from Mozambique internally in our integrated value chain.
Executing on capital projects	Failure to deliver projects within cost and schedule negates our return on invested capital and could result in impairments.	• Our capital allocation principles guide how we systematically invest capital. • We are applying guidelines developed through lessons learnt from the LCCP in future projects. • The Investment Committee reviews the robustness of assumptions and tracks milestones.
Our cost base	Our significant cost base is under constant pressure from inflationary increases in the countries in which we operate.	• We maintain a strict focus on cost and are targeting a more streamlined cost base with Future Sasol.

Driving performance and sustainable delivery PERFORMANCE OVERVIEW (continued) 2020 financial performance Operational performance Sales performance production rates • Liquid fuels and natural gas sales volumes decreased by 12% and 8% respectively due to lower market demand • Liquid fuels volumes of 52,7 million barrels exceeded market guidance, with quicker demand recovery • Sales volumes increased by 8% with contributions from US EO/EG and ETO plants • Advanced material portfolio benefitted from higher sales of green coke (carbon) and increased hard wax sales • Excluding LCCP, organic sales volumes down 3% on soft macro environment • Sales volumes increased by 19% driven by increased US polymers contribution • Foundation business sales volumes down 3% on lower demand and associated lower SSO • Commodity chemical prices soft with average basket sales price down 18% BASE CHEMICALS PERFORMANCE CHEMICALS ENERGY • Secunda Synfuels Operations (SSO) impacted by reduced fuel demand; 3% decrease in production • Natref production decreased 22%, due to suspension of production in early April • Successful completion of SSO shutdown and Natref maintenance work originally planned for 2021 • Mining production down 4% impacted by ongoing geological complexities • The cracker and five of the six downstream units at the LCCP are now online • LLDPE plant running at nameplate capacity • HDPE plant continues to produce volumes at the upper end of design capacity • Production increased marginally, despite planned outages and lower demand for alcohols and waxes • Ramp-up in production at new ETO unit in Nanjing, China • ORYX GTL achieved utilisation of 57% due to extended shutdown EURASIAN OPERATIONS NORTH AMERICAN OPERATIONS SOUTH AFRICAN OPERATIONS

Earnings before interest and tax (EBIT) of R9,7 billion in the prior year decreased to a loss before interest and tax (LBIT) of R111,0 billion due to the significant remeasurement items of R110,8 billion recorded in 2020 resulting mainly from the lower oil prices and the economic consequences of the COVID-19 pandemic.

Significant operational items include impairments of R111,6 billion and losses on derivative instruments of R7,0 billion. The impairments include R72,6 billion (US$4,2 billion) that has been recognised on our Base Chemicals portfolio within Sasol Chemicals USA (that has been classified as held for sale) and R35,2 billion relating to our integrated South African value chain that has been significantly impacted by the decrease in crude oil prices, a further softening of global chemical prices and refining margins and lower market demand in a post-COVID-19 environment.

The losses on derivative instruments relate mainly to instruments entered to protect the Company against currency volatility that were negatively impacted by the significant weakening of the rand exchange rate during the second half of the financial year.

Turning to our cost performance, cash fixed cost, as summarised in the graph below, remained flat when compared to the prior year as we implemented our comprehensive response plan focusing on cash fixed cost reduction, which included human capital levers as part of our effort on enhancing cash flow and cost competitiveness in a low oil price environment. The cost reductions realised (R4,8 billion) which together with the impact of adopting IFRS 16 more than offset the increase in cost driven by LCCP ramp up costs of R1,2 billion and the impact of a weaker exchange rate (R1,9 billion). We are of the view that our cost management processes remain robust to protect and improve our cost competitive position and still position us in managing our cost base to within our inflation target, while ensuring that we maintain safe and sustainable operations.

Cost performance


62 000
58 000
54 000
50 000
46 000
42 000
Rand million
57 678
523
57 155
1 156
205
1 903
60 419
4 841
2 058
57 636
19
IFRS 16
Rebased cost
US growth
Business esta-blishment
Exchange rate
Normalised cost
Other (Savings)
Inflation
20

Our financial position

The unprecedented set of combined challenges driven by the COVID-19 pandemic and the significant decline in the crude oil price have come at a time when Sasol is in a peak gearing phase as the LCCP is being completed. To protect the balance sheet, Sasol implemented a comprehensive response plan to enhance cash flow and reposition the balance sheet to be resilient in a sustained low oil price environment. The measures undertaken to reposition the company include a cash conservation programme, a value-driven asset disposal programme, potential partnering for Sasol's US Base Chemicals assets, a rights issue of up to US$2 billion in the second half of financial year 2021 and active balance sheet management to maintain a healthy liquidity position and a balanced debt maturity profile as Sasol works towards restoring an optimal capital structure.

Our gearing increased to 114,5% during the year given the significantly weaker closing exchange rate of R17,33, the impairments recognised during the year and the capital expenditure on the LCCP.

Driving performance and sustainable delivery

PERFORMANCE OVERVIEW (continued)

Gearing and net debt to EBITDA


120
100
80
60
40
20
0
Gearing %
5,0
4,0
3,0
2,0
1,0
0,0
ND: EBITDA (times)
1,2
1,8
2,3
4,3
26,3
42,2
56,3
114,5
17
18
19
20
Gearing
ND: EBITDA (per covenant definition)

Deleveraging the balance sheet is one of our highest priorities to ensure business sustainability and positions us for the future to deliver value to our shareholders and stakeholders. This is essential for an industry operating in a volatile operating environment marked by swings in commodity prices and currency rates, as well as the potential for technology disruption.

Managing our funding

The immediate focus is to bring leverage back in line with our target levels and mitigate the impacts of the current market volatility to preserve the underlying value in the business. To create flexibility in Sasol's balance sheet during our peak gearing period we have successfully engaged with our lenders to waive our covenants as at 30 June 2020 and to lift our covenants from 3 times to 4 times net debt: EBITDA at 31 December 2020. This additional flexibility is consistent with Sasol's broader capital allocation framework and subject to conditions which are customary for such covenant amendments. These include provisions to prioritise debt reduction at this time, commitments that there will be no dividend payments nor acquisitions while our leverage is above 3,0 times Net debt: EBITDA and that the 2021 capital expenditure will not exceed the forecast level of R21 billion by more than 10%. Sasol will also reduce, while continuing to maintain a strong liquidity position, the size of its facilities as debt levels reduce. Our net debt: EBITDA ratio at 30 June 2020, based on the revolving credit facility and US dollar term loan covenant definition, was 4,3 times.

During the year we secured incremental US dollar liquidity through a US$1 billion syndicated loan facility for up to 18 months, and bilateral facilities (with a combined quantum of US$250 million) with a tenor of two years, enhancing our US dollar liquidity position. In the South African market, we have both bank loan facilities and an R8,0 billion Domestic Medium-Term Note (DMTN) programme which was established in 2017. In August 2019, we issued our inaugural paper to the value of R2,2 billion in the local debt market under this DMTN programme.

As at 30 June 2020, our liquidity headroom was in excess of US$2,5 billion well above our outlook to maintain liquidity in excess of US$1 billion. We continue to assess our mix of funding instruments to ensure that we have funding from a range of sources and a balanced maturity profile.

Depending on the progress made on other elements of the response plan, Sasol will pursue a rights issue of up to US$2 billion in the second half of financial year 2021.

Net debt increased by R50 billion in 2020 to R175 billion mainly due to the funding of the LCCP and the impact of the weaker exchange rate on our US dollar debt funding, with 93% of our debt now US dollar denominated due to the funding of the LCCP. Our long-term capital expansion projects are financed by a combination of floating and fixed-rate long-term debt, as well as internally generated funds.

	2020 Rm	2019 Rm	2018 Rm
Long-term debt	147 511	127 350	89 411
Short-term debt*	43 468	3 783	14 709
Lease liabilities	15 825	7 445	7 280
Bank overdraft	645	58	89
Total debt & lease liabilities	207 449	138 636	111 489
Less cash (excluding cash restricted for use)	32 932	13 387	15 148
Net debt	174 517	125 249	96 341

* Include short-term portion of long-term debt of R19 686 million

Long-term debt maturity profile (R'bn)*


120
100
80
60
40
20
0
Rand billion
20
29
104
14
Within 1 year
1 to 3 years
3 to 5 years
Over 5 years

* Excludes lease liabilities

Debt funding mix (%)


8%
9%
37%
16%
30%
Term loans
Other debt
Syndicated loan

We have implemented a dynamic funding plan which is based on our latest assumptions and capital requirements. We review the plan on an ongoing basis and report on it to the Audit Committee to ensure that we have sufficient liquidity and headroom on the balance sheet in the foreseeable future.

Cash generation

Our foundation business is capable of generating positive cash flows in a low oil price environment with cash generated by operating activities of R42,4 billion during the year, decreasing 18% compared with R51,4 billion in the prior year. This is largely attributable to the unfavourable Brent crude oil prices and lower sales volumes. This was partly offset by another strong working capital and cost performance from the foundation business. Working capital decreased by R5,8 billion during the year mainly as a result of focused management actions.

Capital portfolio

Our increase in leverage is mainly due to our increased capital spend where we have made capital investments of R282 billion over the past five years, mainly in projects in South Africa, Mozambique and the United States. Capital expenditure in 2020 of R35 billion has come down from its peak as the LCCP nears completion, with R16 billion related to growth capital, including R14 billion (US$0,9 billion) on the LCCP, and R19 billion related to sustenance capital to ensure safe and reliable operations.

Capital expenditure (R'bn)


60
50
40
30
20
10
0
Rand billion
4
30
19
3
14
23
2
2
14
17
1
1
19
18
19
20
21 Forecast
Sustenance
LCCP
Growth
Compliance programmes

Growth capital spend will be reduced post the LCCP in support of our strategic objectives to deleverage the balance and to grow shareholder value through increased dividend returns. Refer to our Annual Financial Statements for details of additions to our non-current assets in notes 19 to 20.

We have reviewed our asset portfolio to focus only on assets that can generate attractive returns through the cycle and are core to our long-term strategic focus, identifying assets for disposal with proceeds exceeding US$2 billion. The process to accelerate our asset disposal programme has yielded good progress for several of these assets despite the macro environment volatility, with transactions that make a substantial contribution to our targeted divestments already agreed and the potential of other disposals being assessed. We are being highly disciplined and will execute any disposal in line with the balance sheet, shareholder value and strategic objectives.

Hedging activity

Our hedging programme is a key component of our financial risk management framework to provide certainty as we manage peak gearing and ensure sufficient liquidity for the Group. We follow a probabilistic approach to hedging our key exposures to exchange rate, oil and ethane. In the second quarter of financial year 2020, we were unable to secure oil hedges at acceptable premiums. For the first quarter of 2021, approximately 80% of SSO's liquid fuels exposure was hedged, translating to six million barrels. For our hedging programme relating to rand/US dollar, US$5,4 billion of our rand/US dollar, exposure as at 30 June 2020 have been hedged. Similarly, 49% of our ethane price exposure has already been hedged out of a target of 65%.

Solvency and liquidity

The Group meets its financing requirements through a combination of cash generated from its operations and short- and long-term borrowings. However, as a result of the liquidity constraints, weak trading environments and the risk of a second COVID-19 outbreak, the Board undertook a comprehensive assessment of the Group and Company, including their solvency and liquidity statuses.

Solvency

At 30 June 2020, after impairments, the valuations of the Group's assets indicate that their fair values exceed their carrying values as well as the external debt. The asset base of the Group comprises mainly tangible assets with significant value, reflected in the records of the underlying businesses.

As such, the Board is of the view that given the significant headroom in the fair value of the assets over the fair value of the liabilities (including contingent liabilities), the Company and Group are solvent as at 30 June 2020 and at the date of approving the Annual Financial Statements.

Liquidity management

Although still cash positive, the Group has limited cash flow available to cover operating expenses, interest and capital expenditure at 30 June 2020. As outlined, this was mainly due to the oil price collapse and COVID-19 economic impacts which came at a time when the balance sheet was at peak gearing. Additionally, the Group's credit rating was downgraded as a result of the impact of the COVID-19 pandemic on global growth and the volatility in the oil price. The ability of the Group to meet its debt covenant requirements at 31 December 2020 and 30 June 2021 and repay debt as it becomes due is dependent on the timing and quantum of cash flows from operations, the ability to realise cash through a combination of asset disposals, or part thereof, and the successful raising of equity.

Driving performance and sustainable delivery PERFORMANCE OVERVIEW (continued) To address the risk of short-term cash pressure, management has taken the following steps to stabilise the business and improve the liquidity position: • Revising the strategy – Clear portfolio choices, including a decision to stop all oil growth activities in West Africa has resulted in immediate cash and capital savings which will be sustainable, beyond 2020; • Weekly ‘cash war room‘ – On a weekly basis, management reviewed the monthly cash forecast relative to actions being taken to reduce or defer cash outflows, and understand the forecast cash position of the Company for the next six months; • Hedging activities – The Group continued to execute on its hedging programme and focused on covering its exposure to oil, the Rand/US dollar exchange rate and ethane prices as the three key drivers which impact on profitability; • Cost reduction – The necessity and quantum of expenditure in this fiscal year was challenged on a top down and bottoms up basis and a substantial cost reduction work stream was implemented to reduce external spend with a focus on all discretionary expenditure; • Human capital levers – A moratorium was implemented on external recruitment to fill non-critical vacancies and on the use of hired labour and consultants for non-critical activities. In parallel, short-term incentive payments were ceased for 2020 whilst salary sacrifices were implemented on a sliding scale with suspension of employer contributions to the various retirement funds for an initial period of eight months up to December 2020; • Capital optimisation – Capital expenditure was reduced substantially by curtailing discretionary capital whilst keeping sustenance capital at the minimum level required to ensure safe and reliable operations. Capital in excess of R5 billion was deferred in 2020 through prioritisation using a risk-based approach and use of digitalisation; • Working capital – The Group has been able to contribute positively to cash on hand through the recovery of long outstanding debtors, managing of payables and maintaining an optimal inventory levels. Working capital is, and continues to be, tracked and measured on a monthly basis; and • Tax – Certain tax payments were deferred as part of a COVID-19 cash relief measures as agreed with the relevant tax authorities. We remain focused on and committed to the strategic reset (Future Sasol) that is aimed at sustainably unlocking cash through gross margin improvements, cash cost reduction, significant reduction in overheads at the Corporate Office and optimisation of capital expenditure by 2025. The planned asset disposals combined with a rights issue and Future Sasol are expected to result in a more sustainable and resilient capital structure and improved shareholder returns. Sasol’s credit rating was reduced to sub-investment grade given the risk of a prolonged period of economic uncertainty, weaker commodity prices, increased volatility and an uncertain demand outlook. On 30 March 2020, S&P Global Ratings downgraded Sasol’s credit rating. Similarly Moody’s Investors Service (Moody’s) downgraded Sasol’s global scale long-term issuer ratings on 31 March 2020. We signed a covenant waiver with our lenders in June 2020. In the waiver agreement, the lenders agreed to waive the covenant at June 2020 and lift the December 2020 covenant from a Net debt:EBITDA of 3,0 times to 4,0 times. The Net debt: EBITDA covenant at 30 June 2021 is 3,0 times. This additional flexibility is consistent with Sasol’s broader capital allocation framework and subject to conditions which are customary for such covenant amendments. Rehabilitation provisions We recognise rehabilitation provisions for the full future restoration and rehabilitation of production facilities to the end of its economic lives. The majority of these activities will occur in the long-term and the requirements that will have to be met in future might be uncertain. Judgement is required in estimating future cost and cash outflows, discount rates, settlement dates, technology and legal requirements. At 30 June 2020, our rehabilitation provisions increased from R14,9 billion to R18,7 billion mainly attributable to changes in discount rates. Capital allocation principles As we consider capital allocation decisions, we are guided by key financial risk and return metrics such as our gearing and liquidity levels, as well as the return on invested capital, with the ultimate objective to deliver maximum sustainable return to shareholders. The two key overarching objectives in the capital allocation framework are, to protect and strengthen the balance sheet and then to focus on value-based capital allocation. Protecting our licence to operate and ensuring the integrity and reliability of our assets is our first priority. After deleveraging the balance sheet our next priority will be to evaluate where we will derive the most value for our shareholders, considering the following levers that will be competing equally for capital: Before we consider investing in large projects with long lead times, in the short to medium term, we will rather pursue small-to medium-sized projects (either organic or inorganic) which require capital of less than US$500 million and US$1 billion respectively. Mega projects are not within our short-to medium-term focus and in future will only be considered in partnerships and once we have built a track record of successful smaller-to medium-sized investments. We are committed to a more balanced approach in returning value to shareholders through the ups and downs of the commodity cycle. This includes stepping up dividend payments on a sustainable basis to the lower end of the dividend cover range, as well as pursuing a consistent share buy-back programme to counter the effects of any corporate actions, ensuring that share dilution impacts on shareholders are minimised. • value-based growth through projects or merger and acquisitions transactions; • value returned to shareholders through a targeted dividend payout ratio from 2,5 times (40% payout) to 2,2 times (45% payout); and lastly consider further • value returned to shareholders through special dividends and/or share buy-back programmes.

Shareholder returns Sasol’s shareholder base consists primarily of large institutional shareholders, with varying investment styles, concentrated in South Africa. Our aim is to achieve a broad correlation between the distribution of our shareholder base and the sources of cash-generation for the Group. As our international portfolio is expanding with the LCCP we will specifically target a larger number of US-based investors in future. We aim to return value to our shareholders by way of both dividends and share price appreciation over time, measured as total shareholder return (TSR). Sasol’s TSR for the five-year period ending 30 June 2020 was -58% in rand terms and -70% in US dollar terms, which is in the bottom range of our peers. Sasol’s share price fell to its lowest level in over 20 years as the economic fallout from the spread of COVID-19 placed further strain on Sasol’s financial position. The collapse in crude oil prices, impacted by a price war between global producers, further contributed to the lower share price performance. To maximise TSR, the Group has put measures in place to: continue with the suspension of dividends. This will allow us to continue to protect our liquidity in the short-term and focus on reducing leverage in order to create a firm platform to execute our strategy and drive long-term shareholder returns. In addition, in accordance with the covenant amendment agreement with lenders, we will not be in a position to declare a dividend for as long as net debt: EBITDA is above 3,0 times. Change in accounting standard The Group adopted the new accounting standard IFRS 16, Leases, effective 1 July 2019, resulting in an increase in the recognition of lease liabilities and corresponding right-of-use assets, negatively impacting our financial leverage ratios. On implementation, additional lease liabilities of R8,3 billion have been recognised in the statement of financial position with corresponding right-of-use assets of R8,6 billion. The additional lease liabilities added approximately 4% on gearing. Acknowledgement I would like to thank the Board and the Group Executive Committee for their continued support and leadership as we deal with the unprecedented impact of this exceptionally challenging environment. I also would like to acknowledge the finance team for its hard work and dedication in supporting the business to manage liquidity, strengthening our balance sheet and reducing cost. Finally, to our shareholders I would like to confirm that we are actively working towards addressing the short-term factors impacting the Company so that we can unlock sustainable value for the future. Dividends Dividend payments are an important part in our capital allocation framework. However, given our current financial leverage and the risk of a prolonged period of economic uncertainty, the Board believes that it would be prudent to Paul Victor Chief Financial Officer 21 August 2020 • actively manage the balance sheet to address short-term liquidity requirements; • execute on our response plan and self-help measures to restore financial stability; • accelerate and expand our asset disposal programme; • advance our strategic reset to deliver long-term value creation; and • execute per our disciplined capital allocation framework for improving shareholder returns.